Cecilia Blye

Chief, Office of Global Security Risk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	PetroChina Company Limited
SEC comment letter dated September 3, 2019
File No. 1-15006

Dear Ms. Blye,

I refer to your letter to Mr. Chai Shouping, dated September 3, 2019, relating to the Form 20-F of PetroChina Company Limited filed with the U.S. Securities and Exchange Commission on April 29, 2019.

We are in the process of collecting the relevant information in order to prepare responses to the issues raised. We respectfully request an extension of the deadline to October 12, 2019 for responding to your letter.

Should you have any additional questions or require additional information, please do not hesitate to contact Mr. Fang WEI or me (hko@petrochina.com.hk; phone number: +852.2899.2010; fax number: +852.2899.2390), or our attorney, Matthew Bersani (email: Mbersani@shearman.com; telephone: +852.2978.8096).

Very truly yours,

/s/ WU Enlai
Name: WU Enlai
Title: Company Secretary